UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cubic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

229669106

(CUSIP Number)

James R. Edwards

Cubic Corporation

General Counsel

9333 Balboa Avenue

San Diego, California 92123

(858) 505-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 June 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Walter C. Zable

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 449,641

	8.	Shared Voting Power 8,826,296

	9.	Sole Dispositive Power 449,641

	10.	Shared Dispositive Power 8,826,296

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,275,937

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 34.7%

14.	Type of Reporting Person IN

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Karen F. Cox

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 245,045

	8.	Shared Voting Power 8,826,296

	9.	Sole Dispositive Power 245,045

	10.	Shared Dispositive Power 8,826,296

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,071,341

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 33.9%

14.	Type of Reporting Person IN

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,137,047

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,137,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,137,047

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 19.2%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,217,607

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,217,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,217,607

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 12.0%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Walter J. Zable Special Trust Dated May 6, 2003

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 275,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 275,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,000

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 1.0%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Trust Dated September 18, 1978

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 130,477

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 130,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,477

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0.5%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Reverse QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 50,157

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 50,157

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,157

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0.2%

14.	Type of Reporting Person OO

CUSIP No. 229669106		SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Zable Non-QTIP Marital Trust Dated 9/18/78

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,108

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 16,108

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,108

12.	Check box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 0.2%

14.	Type of Reporting Person OO

CUSIP No. 229669106	SCHEDULE 13D

Item 1.                            Security and Issuer.

This statement relates to shares of common stock of Cubic Corporation (the “Company”).  The Company’s principal offices are located at 9333 Balboa Avenue, San Diego, CA 92123.

Item 2.                            Identity and Background.

(a)                This statement is filed by the persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)                                   Walter C. Zable;

(ii)                                Karen F. Cox;

(iii)                             Zable QTIP Marital Trust Dated 9/18/78 (“Zable QTIP Marital Trust”);

(iv)                            The Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978 (“Survivor’s Trust”);

(v)                               Walter J. Zable Special Trust Dated May 6, 2003 (“Special Trusts”);

(vi)                            Zable Trust Dated September 18, 1978 (“Zable Trust”);

(vii)                         Zable Reverse QTIP Marital Trust Dated 9/18/78 (“Zable Reverse QTIP Marital Trust”); and

(viii)                      Zable Non-QTIP Marital Trust Dated 9/18/78 (“Zable Non QTIP Marital Trust” and together with the Zable QTIP Marital Trust, the Survivor’s Trust, the Special Trusts, the Zable Trust and the Zable Reverse QTIP Marital Trust, collectively, the “Trusts”).

(b)               The mailing address for each of the Reporting Persons is c/o Cubic Corporation, 9333 Balboa Avenue, San Diego, CA 92123.

(c)                Walter C. Zable is Executive Chairman of the Company’s Board of Directors.  Karen F. Cox’s principal occupation is in public relations.

(d)               None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                  Each of Walter C. Zable and Karen F. Cox is a citizen of the United States.

In addition, each of the Trusts is organized under the laws of the State of California.

CUSIP No. 229669106	SCHEDULE 13D

Item 3.                            Source and Amount of Funds or Other Consideration.

On June 23, 2012, Walter J. Zable, founder, Chief Executive Officer and Chairman of the Board of the Company passed away.  Walter J. Zable was the father of each of Walter C. Zable and Karen F. Cox.  Walter J. Zable was previously the trustee of the Trusts, which held an aggregate of 8,826,396 shares (the “Shares”).  On June 25, 2012, after the passing of Walter J. Zable, it was determined that Walter C. Zable and Karen F. Cox became co-trustees (the “Co-Trustees”) of the Trusts and acquired shared voting and dispositive power of the shares held by the Trusts. No funds or other consideration were transferred in connection with the appointment of the Co-Trustees.  Walter C. Zable and Karen Cox are not the sole beneficiaries of the Trusts.

Item 4.                            Purpose of Transaction.

The purpose of the acquisition of the Shares is for investment.

The Walter C. Zable and Karen F. Cox are not the sole beneficiaries of the Trusts.

Walter C. Zable is currently a director of the Company and is a party to the private discussions of the Company regarding the vacancy on the Board of the Company due to the passing of Walter J. Zable.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.                            Interest in Securities of the Issuer.

Walter C. Zable

(a), (b)           The information set forth in Rows 7 through 13 of the cover page hereto for Walter C. Zable is incorporated herein by reference.  The percentage amount set forth in Row 13 of the cover page filed herewith is calculated based upon 26,736,307 shares of common stock of the Company outstanding, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2012.

(c)                                None.

(d)                               The Co-Trustees have the shared power to direct the receipt of dividends, if any, relating to, or the disposition of the proceeds of the sale of, the Shares held by the Trusts as reported herein.

(e)                                Not applicable.

Karen F. Cox

(a), (b)           The information set forth in Rows 7 through 13 of the cover page hereto for Karen F. Cox is incorporated herein by reference.

(c)                                None.

(d)                               The Co-Trustees have the shared power to direct the receipt of dividends, if any, relating to, or the disposition of the proceeds of the sale of, the Shares held by the Trusts as reported herein.

(e)                                Not applicable.

CUSIP No. 229669106	SCHEDULE 13D

The Trusts

(a), (b)           The information set forth in Rows 7 through 13 of the cover pages hereto for each of the Trusts is incorporated herein by reference for each of the Trusts, respectively.

(c)                                None.

(d)                               The Co-Trustees have the shared power to direct the receipt of dividends, if any, relating to, or the disposition of the proceeds of the sale of, the Shares held by the Trusts as reported herein.

(e)                                Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.                            Material to be Filed as Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 229669106	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2012

/s/ James R. Edwards

James R. Edwards, as attorney-in-fact for each of Walter C. Zable, Karen F. Cox, the Zable QTIP Marital Trust Dated 9/18/78, the Survivor’s Trust Created Under the Zable Trust Dated 9/18/1978, the Walter J. Zable Special Trust Dated May 6, 2003, the Zable Trust Dated September 18, 1978, the Zable Reverse QTIP Marital Trust Dated 9/18/78 and the Zable Non-QTIP Marital Trust Dated 9/18/78

The executed Power of Attorney authorizing James R. Edwards to sign and file this Schedule 13D on behalf of the Reporting Persons, is filed herewith.